Exhibit 99.2

ChinaCache International Holdings Ltd. Announces

Third Quarter 2015 Financial Results

BEIJING — December 2, 2015 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the third quarter ended September 30, 2015.

Highlights for the Third Quarter of 2015

•                  Net revenues in the third quarter were RMB325.1 million (US$51.2 million), a decrease of 13.4% year-over-year.

•                  Gross profit in the third quarter was RMB63.8 million (US$10.0 million), a decrease of 43.9% year-over-year.

•                  Adjusted EBITDA (non-GAAP) in the third quarter was RMB2.5 million (US$0.4 million), compared with RMB36.9 million in the third quarter of 2014.

•                  Net loss attributable to ordinary shareholders was RMB39.4 million (US$6.2 million) in the third quarter of 2015, compared with net income of RMB0.6 million in the third quarter of 2014.

“During the third quarter, we continued to focus on optimizing our platforms and the company-wide performance improvement for our CDN business. We are seeing tangible results including providing full-course acceleration services for the Beijing military parade on September 3, offering differentiated services to several automotive enterprises and establishing the cooperation with Youku Router,” commented Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache. “In addition, subsequent to the close of the quarter, we officially introduced our Atecsys Data Center, which is expected to be the largest in Beijing, and our Internet Exchange, which we believe to be the first of its kind in China. As our business continues to grow, we will continue to improve our infrastructure and services to support future expansion. With a keen focus on strengthened execution, our team is working diligently to drive operational enhancements that we believe will yield both revenue growth and long-term shareholder value.”

Third Quarter 2015 Financial Results

Net revenues for the third quarter of 2015 were RMB325.1 million (US$51.2 million), an 8.0% decrease from the previous quarter and a 13.4% decrease from the corresponding period in 2014. The decrease in net revenues was mainly due to reduced customer traffic as the Company continued to optimize and advance its platform operation.

Cost of revenues for the third quarter of 2015 was RMB261.3 million (US$41.1 million), representing a 1.8% increase from the previous quarter and remaining flat compared with the corresponding period in 2014.

Gross margin for the third quarter of 2015 was 19.6%, compared with 27.4% for the previous quarter and 30.3% for the corresponding period in 2014. Non-GAAP gross margin for the third quarter of 2015, which excludes share-based compensation, was 19.8%, compared with 27.7% in the previous quarter and 30.4% for the corresponding period in 2014. The decrease in gross margin was mainly due to the decrease in revenue resulting in reduced bandwidth efficiency.

Sales and marketing expenses for the third quarter of 2015 were RMB28.1 million (US$4.4 million), or 8.6% of net revenues, a 10.2% increase over the previous quarter and an 8.2% decrease from the corresponding period in 2014.

General and administrative expenses for the third quarter of 2015 were RMB33.3 million (US$5.2 million), or 10.3% of net revenues, a 38.8% decrease from the previous quarter and a 21.6% decrease over the corresponding period in 2014. The decreases in general and administrative expenses were primarily attributable to an RMB14.9 million reversal for bad debt provision from one customer.

Research and development (R&D) expenses for the third quarter of 2015 were RMB23.8 million (US$3.7 million), or 7.3% of net revenues, representing an 11.3% decrease from the previous quarter and a 20.8% decrease from the corresponding period in 2014. The decrease in R&D expenses from the corresponding period in 2014 was mainly due to the significant amount of investment made in ChinaCache’s infrastructure development throughout 2014.

Transaction tax on assets transfer was RMB22.3 million (US$3.5 million), which was related to an asset transaction within the Company.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expense and foreign exchange gain (loss), was RMB2.5 million (US$0.4 million), compared with RMB41.8 million in the previous quarter and RMB36.9 million in the corresponding period in 2014. Excluding the transaction tax on assets transfer, the adjusted EBITDA was RMB24.8 million (US$3.9 million).

Operating loss was RMB43.8 million (US$6.9 million) in the third quarter of 2015, compared with an operating loss of RMB10.0 million in the previous quarter and an operating income of RMB10.7 million in the corresponding period in 2014. Non-GAAP operating loss, which excludes share-based compensation expense, was RMB40.1 million (US$6.3 million), compared with non-GAAP operating income of RMB1.5 million in the previous quarter and non-GAAP operating income of RMB12.6 million in the corresponding period in 2014. Excluding the transaction tax on assets transfer, the non-GAAP operating loss was RMB17.8 million (US$2.8 million).

Income tax expense was RMB2.7 million (US$0.4 million) in the third quarter of 2015, compared with income tax benefit of RMB3.0 million in the previous quarter and income tax expense of RMB2.6 million in the corresponding period in 2014.

Net loss was RMB39.4 million (US$6.2 million) in the third quarter of 2015, compared with a net loss of RMB7.3 million in the previous quarter and a net income of RMB0.6 million in the corresponding period in 2014. Basic and diluted loss per American depositary share (“ADS”) for the third quarter of 2015 was RMB1.49 (US$0.23) each. Each ADS represents 16 ordinary shares of the Company. Excluding the transaction tax on assets transfer, net loss was RMB17.1 million (US$2.7 million).

Adjusted net loss (non-GAAP), defined as net loss before share-based compensation expense, foreign exchange gain (loss), and penalties on uncertain tax positions, was RMB44.4 million (US$7.0 million), compared with adjusted net income of RMB4.0 million in the previous quarter and adjusted net income of RMB8.9 million for the corresponding period in 2014.  Non-GAAP basic and diluted loss per ADS in the third quarter of 2015 was RMB1.68 (US$0.26) each. Excluding the transaction tax on assets transfer, adjusted net loss was RMB22.0 million (US$3.5 million), and the adjusted net loss per basic and diluted ADS for the third quarter of 2015 was RMB0.84 (US$0.13) each.

Balance Sheet

As of September 30, 2015, the Company had cash and cash equivalents of RMB618.6 million (US$97.3 million), compared with RMB375.9 million as of December 31, 2014. Capital expenditures for the third quarter of 2015 were RMB7.7 million (US$1.2 million).

2015 Revenue Guidance

ChinaCache currently expects to generate total net revenues in the range of RMB1.34 billion to RMB1.44 billion for full year 2015.

This forecast reflects ChinaCache’s current view, which is subject to change.

Share Repurchase Program

On August 24, 2015, the Board of Directors approved a share buyback program, under which the Company is authorized to repurchase, through open market purchases or privately negotiated transactions, up to US$6 million worth of outstanding ADSs of ChinaCache over the next 12 months, depending on market conditions, share price and other factors, and subject to relevant rules and regulations under the U.S. securities laws. This buyback program is in addition to the program previously approved and announced on December 18, 2014 (the “2014 Buyback Program”). The 2014 Buyback Program authorized the Company to repurchase ADSs of ChinaCache not to exceed US$10 million in the aggregate.

As of December 1, 2015, the Company had repurchased 1,590,498 ADSs on the open market for a consideration of US$12.3 million under the two share buyback programs.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss these results at 7:00 PM Eastern time on December 2, 2015, which corresponds to 8:00 AM Beijing time on December 3, 2015.

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (845) 675-0438

•                  Hong Kong dial-in number: +852 3018-6776

•                  International dial-in number: +65 6713-5440

•                  China dial-in number: 400-1200-654

•                  Conference ID: 79187972

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at en.chinacache.com.

A replay of the conference call will also be available until December 8, 2015 by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 9003-4211

•                  China dial-in number: 400-632-2162

•                  Conference ID: 79187972

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income (loss), adjusted net income (loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit, the Company excludes share-based compensation expense.

To present non-GAAP operating income (loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income (loss) as net income (loss) before share-based compensation expense, foreign exchange gain (loss) and penalties on uncertain tax positions.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense and penalties on uncertain tax positions and depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA before share-based compensation expense and foreign exchange gain (loss) that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                  Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                  They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                  They do not reflect income taxes or the cash requirements for any tax payments;

•                  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                  While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                  Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.3556 as of September 30, 2015.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the outlook for the full year 2015 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Don Markley

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

FINANCIAL TABLES

•                  Unaudited Condensed Consolidated Balance Sheets

•                  Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

•                  Supplementary Metrics

•                  Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of Dec 31	As of Sep 30	As of Sep 30
	2014	2015	2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	375,879	618,558	97,325
Restricted Cash	68,191	—	—
Accounts receivable, net	319,494	350,643	55,171
Prepaid expenses and other current assets	55,374	131,894	20,752
Short term investments	25,219	175,969	27,687
Deferred tax assets	20,658	20,090	3,161
Total current assets	864,815	1,297,154	204,096

Non-current assets
Property and equipment, net	418,886	536,985	84,490
Cloud infrastructure construction in progress	283,475	412,778	64,947
Intangible assets, net	10,321	11,345	1,785
Land use right, net	49,697	49,149	7,733
Long term investments	46,950	49,253	7,750
Deferred tax assets	980	2,077	327
Long term deposits and other non-current assets	56,084	76,411	12,023
Total non-current assets	866,393	1,137,998	179,055
Total Assets	1,731,208	2,435,152	383,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan	60,000	—	—
Accounts payable	255,821	248,403	39,084
Accrued employee benefits	45,016	47,526	7,478
Accrued expenses and other payables	411,803	1,169,055	183,941
Income tax payable	21,374	13,600	2,140
Liabilities for uncertain tax positions	11,739	11,739	1,847
Amounts due to related parties	18	18	3
Current portion of long term loan	7,180	7,180	1,130
Current portion of capital lease obligations	13,794	46,416	7,303
Deferred government grant	37,360	37,360	5,878
Total current liabilities	864,105	1,581,297	248,804

Non-current liabilities

Long-term loan	11,520	7,180	1,130
Non-current portion of capital lease obligations	20,592	67,201	10,574
Deferred tax liabilities	44	45	7
Deferred government grant	—	1,350	212
Total non-current liabilities	32,156	75,776	11,923
Total Liabilities	896,261	1,657,073	260,727
Total Shareholders’ equity	834,947	778,079	122,424
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,731,208	2,435,152	383,151

Condensed Consolidated Statements of Comprehensive Income (loss)
(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Sep 30, 2014	Jun 30, 2015	Sep 30, 2015	Sep 30, 2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	375,258	353,344	325,091	51,150
Cost of revenues	(261,371)	(256,524)	(261,250)	(41,105)

Gross profit	113,887	96,820	63,841	10,045
Sales & marketing expenses	(30,637)	(25,526)	(28,117)	(4,424)
General & administrative expenses	(42,523)	(54,511)	(33,341)	(5,246)
Transaction tax on assets transfer	—	—	(22,339)	(3,515)
Research & development expenses	(30,035)	(26,819)	(23,799)	(3,745)

Operating income (loss)	10,692	(10,036)	(43,755)	(6,885)
Interest income	863	1,153	533	84
Interest expense	(1,965)	(3,322)	(3,234)	(509)
Other income	88	1,718	1,114	175
Foreign exchange (loss) gain, net	(6,409)	188	8,606	1,354

Income (loss) before income taxes	3,269	(10,299)	(36,736)	(5,781)
Income tax (expense) benefit	(2,646)	2,953	(2,652)	(417)

Net income (loss) attributable to ordinary shareholders	623	(7,346)	(39,388)	(6,198)

Foreign currency translation	1,687	(148)	(103)	(16)
Unrealized holding gains arising during the period	141	212	249	39

Total other comprehensive income, net of tax	1,828	64	146	23

Comprehensive income (loss)	2,451	(7,282)	(39,242)	(6,175)

Earnings (loss) per ordinary share:
Basic	0.00	(0.02)	(0.09)	(0.01)
Diluted	0.00	(0.02)	(0.09)	(0.01)

Earnings (loss) per ADS*:
Basic	0.02	(0.28)	(1.49)	(0.23)
Diluted	0.02	(0.28)	(1.49)	(0.23)

Weighted average number of ordinary shares used in earnings per share computation:
Basic	411,553,199	419,437,177	422,294,433	422,294,433
Diluted	422,211,476	419,437,177	422,294,433	422,294,433

*  Note1:1 ADS = 16 shares

Note2: Non-GAAP Financial Measures

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Sep 30,	Jun 30,	Sep 30,	Sep 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense and foreign exchange loss (gain)

Net income (loss)	623	(7,346)	(39,388)	(6,198)
Depreciation	23,707	37,737	40,519	6,375
Amortization	534	817	981	154
Interest expense	1,965	3,322	3,234	509
Interest income	(863)	(1,153)	(533)	(84)
Income tax expense (benefit)	2,646	(2,953)	2,652	417
Share-based compensation	1,872	11,569	3,615	569
Foreign exchange loss (gain)	6,409	(188)	(8,606)	(1,354)
Adjusted EBITDA	36,893	41,805	2,474	388
Margin%	9.8%	11.8%	0.8%	0.8%

Adjusted net income — defined as net income (loss) before share-based compensation, foreign exchange loss (gain) and penalties on uncertain tax positions

Net income (loss)	623	(7,346)	(39,388)	(6,198)
Share-based compensation	1,872	11,569	3,615	569
Foreign exchange loss (gain)	6,409	(188)	(8,606)	(1,354)
Adjusted net income (loss)	8,904	4,035	(44,379)	(6,983)
Margin%	2.4%	1.1%	(13.7)%	(13.7)%
Earnings (loss) per ordinary share:
Basic	0.02	0.01	(0.11)	(0.02)
Diluted	0.02	0.01	(0.11)	(0.02)
Earnings (loss) per ADS:
Basic	0.35	0.15	(1.68)	(0.26)
Diluted	0.34	0.15	(1.68)	(0.26)

Non-GAAP gross profit - defined as gross profit before share-based compensation expense

Gross profit	113,887	96,820	63,841	10,045
Plus: Share-based compensation	162	999	419	66
Non-GAAP gross profit	114,049	97,819	64,260	10,111
Margin%	30.4%	27.7%	19.8%	19.8%

Non-GAAP operating expense - defined as operating expense before share-based compensation expense

Sales & marketing expenses	30,637	25,526	28,117	4,424
Minus: Share-based compensation	(366)	(824)	(262)	(41)
Non-GAAP sales & marketing expenses	30,271	24,702	27,855	4,383
% of net revenues	8.1%	7.0%	8.6%	8.6%

General & administrative expenses	42,523	54,511	33,341	5,246
Minus: Share-based compensation	(998)	(8,933)	(2,898)	(456)
Non-GAAP general & administrative expenses	41,525	45,578	30,443	4,790
% of net revenues	11.1%	12.9%	9.4%	9.4%

Research & development expenses	30,035	26,819	23,799	3,745
Minus: Share-based compensation	(346)	(813)	(36)	(6)
Non-GAAP research & development expenses	29,689	26,006	23,763	3,739
% of net revenues	7.9%	7.4%	7.3%	7.3%

Non-GAAP operating income — defined as GAAP operating income (loss) before share-based compensation expense

Operating income (loss)	10,692	(10,036)	(43,755)	(6,885)
Plus: Share-based compensation	1,872	11,569	3,615	569
Non-GAAP operating income (loss)	12,564	1,533	(40,140)	(6,316)
Margin%	3.3%	0.4%	(12.3)%	(12.3)%

Supplementary Metrics

(Unaudited)

	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015
Revenues breakdown by industry verticals
Internet and software	23%	23%	22%	22%	21%	21%
Mobile internet	15%	16%	16%	16%	16%	18%
Media and entertainment	29%	29%	29%	29%	30%	28%
E-commerce	20%	19%	19%	19%	19%	19%
Enterprises	12%	13%	14%	14%	14%	14%
Government agencies	1%	0%	0%	0%	0%	0%
Total	100%	100%	100%	100%	100%	100%

Capital expenditures	58,368	104,588	66,611	56,144	25,150	7,735
As a percentage of net revenues	16.9%	27.9%	19.7%	15.4%	7.1%	2.4%